Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated May 15, 2020, with respect to the consolidated financial statements of ImageWare Systems, Inc. (“Company”) as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 (which report includes explanatory paragraphs related to the change in the method of accounting for leases and the existence of substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of ImageWare Systems, Inc.’s internal control over financial reporting as of December 31, 2019.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
January 6, 2021